UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June 2004

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

June 29, 2004

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position

NEWS RELEASE

Cryopak Announces Fourth Quarter and Year 2004 Results

VANCOUVER, B.C. – June 11, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today reported its results for the fourth quarter and year ended March 31, 2004.

Operating Results for the Fourth Quarter ended March 31, 2004

The net loss for the quarter ended March 31, 2004 fell to $200,000 as compared to a net loss of $2.0 million for the quarter ended March 31, 2003. The net loss for the quarter also declined from a net loss of $538,000 for the quarter ended December 31, 2003 and a net loss of $1.4 million for the quarter ended September 30, 2003.  Sales for the quarter increased to $3.9 million, as compared to sales of $3.4 million for the quarter ended December 31, 2003. Sales and marketing expenses for the quarter declined by 26% to $405,000 as compared with $546,000 for the quarter ended December 31, 2003. General and administrative costs for the quarter declined by 18% to $456,000 as compared to $559,000 for the quarter ended December 31, 2003.

“We are pleased to report our second consecutive quarter of improving results. After a difficult and challenging year, we now feel we have the appropriate cost structure in place and the right platform for growth,” said Martin Carsky, Cryopak’s President and CEO.

“Despite a focus last year on repairing and rebuilding the company, we had some success in growing our business. In our pharmaceutical package business, for example, we more than doubled our revenues over the previous year. This is an area of our business where we have tremendous optimism going forward. Overall, I am pleased with the direction that we are going in and I am extremely grateful for the efforts of our people, who met a long year of adversity by rising to the challenge and by coming together as a team,” added Mr. Carsky.

Operating Results for the Year ended March 31, 2004

The net loss for the year ended March 31, 2004 was $2.7 million as compared to a net loss of $2.4 million for the year ended March 31, 2003.  Sales for the year were $16.9 million, as compared to sales of $14.2 million for the year ended March 31, 2003. Gross profit for the year was $5.6 million, as compared to gross profit of $5.5 million in the previous year. Sales and marketing expenses for the year totalled $3.1 million or 19% of sales as compared with $3.8 million or 27% of sales for the previous year. General and administrative costs for the year totalled $2.7 million or 16% of sales as compared to $2.9 million or 21% of sales for the previous year.

Convertible Loan Agreement

On October 31, 2003, Cryopak announced that it had commenced an offer to the holders of the $3.6 million Convertible Loan Agreement (“CLA”) which matured June 7, 2003 to amend and restate the CLA, and that an agreement had been reached with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer was also made to the remaining holders with an interest in the CLA on the same terms. That offer was not accepted by a sufficient number of the remaining holders and consequently, the company decided to withdraw its offer with the result that the CLA remains outstanding and discussions with representatives for the CLA holders are ongoing.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2004 and 2003

2004

2003

Assets

Current assets:

Short-term investments

$               -

$               6,133

Accounts receivable, allowance for doubtful accounts

2,833,627

3,999,698

Advances to related company

48,371

88,590

Inventory

1,762,476

2,164,001

Prepaid expenses

163,566

281,147

4,808,040

6,539,569

Property, plant and equipment

1,490,577

1,846,592

Long-term deposits

112,285

112,285

Intangible assets

1,113,949

1,501,981

Goodwill

6,453,268

5,953,268

$13,978,119

$15,953,695

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness

$1,870,959

$  2,621,928

Accounts payable and accrued liabilities

3,182,632

3,658,897

Current portion of notes payable to related parties

500,000

166,667

Current portion of obligations under capital lease

261,789

210,424

Convertible loan

3,637,500

3,610,180

Deferred revenue

105,448

123,408

9,558,328

10,391,504

Note payable to related parties

333,333

333,333

Obligations under capital lease

318,862

366,204

10,210,523

11,091,041

Shareholders’ equity:

Share capital

9,393,383

7,736061

Convertible loan

373,735

373,735

Share purchase loan

(394,000)

(394,000)

Warrants

225,610

225,610

Contributed surplus

291,894

296,379

Deficit

(6,123,026)

(3,375,131)

3,767,596

4,862,654

$13,978,119

$15,953,695

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Sales

$16,919,583

$14,198,463

$8,452,729

Cost of sales

11,331,067

8,654,341

4,573,482

Gross profit

5,588,516

5,544,122

3,879,247

Expenses:

Sales and marketing

3,137,847

3,770,747

1,501,687

Administration

2,731,977

2,913,445

1,490,739

Amortization

1,058,945

583,741

338,643

Interest on bank operating line

171,336

115,674

59,326

7,100,105

7,383,607

3,390,395

Earnings (loss) from operations

(1,511,589)

(1,839,485)

488,852

Other earnings (expense):

Other income (expense)

(584,700)

196,529

18,815

Interest on long-term debt and other
finance costs

(651,606)

(777,886)

(781,426)

(1,236,306)

(581,357)

(762,611)

Loss for the year

(2,747,895)

(2,420,842)

(273,759)

Deficit, beginning of year

(3,375,131)

(448,039)

(11,653,593)

Cash Settlement of Contingent Shares

-

(506,250)

-

Allocation of deficit to reduce share
capital

-

-

11,479,313

Deficit, end of year

$(6,123,026)

$    (3,375,131)

$(448,039)

Loss per share

$(0.08)

$ (0.08)

$(0.01)

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Cash provided by (used in):

Operations:

Loss for the year

$(2,747,895)

$   (2,420,842)

$(273,759)

Items not involving cash:

Amortization

1,058,945

583,741

446,051

Dispute settlement

125,000

-

-

Accretion of convertible loan

27,320

142,967

137,307

Bonus shares

-

-

50,000

Stock-based compensation

(65,024)

296,379

-

Amortization of deferred financing

67,127

-

-

Write-off of property, plant and equipment

5,472

21,678

-

Changes in non-cash operating working capital:

Accounts receivable

1,166,071

(928,896)

(424,610)

Advances to related company

40,219

61,977

3,525

Prepaid expenses

117,581

86,421

(278,440)

Inventory

401,525

(498,915)

(214,835)

Accounts payable and accrued liabilities

(476,264)

1,085,999

662,812

Deferred revenue

(17,960)

123,408

-

(297,883)

(1,446,083)

108,051

Investments:

Acquisition, net of cash acquired

-

(5,284,656)

-

Purchase of property, plant and equipment

(134,663)

(363,374)

(80,314)

Proceeds from sale of short-term investments

6,133

125,867

-

Payment of long-term deposits

-

(112,285)

-

(128,530)

(5,634,448)

(80,314)

Financing:

Proceeds from (repayment) bank indebtedness

(750,969)

1,714,619

304,624

Repayment of capital lease

(248,811)

(171,563)

(122,255)

Issuance of shares for cash

1,654,179

7,680,270

10,299

Share issue costs

(61,319)

(539,864)

(76,856)

Settlement of contingent shares

-

(506,250)

-

Repayment of notes payable

(166,667)

(503,129)

(123,938)

Repayment of term loan

-

(636,167)

-

426,413

7,037,916

(8,126)

Increase (decrease) in cash and cash equivalents

-

(42,615)

19,611

Cash and cash equivalents, beginning of year

-

42,615

23,004

Cash and cash equivalents, end of year

$             -

$             -

$    42,615

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes. Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

info@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

NEWS RELEASE

Cryopak Now Available on Amazon.com. New Website Launched.

VANCOUVER, B.C. – June 29, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today announced that many of its products are now available on Amazon.com. Consumers are now able to purchase Cryopak’s reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs online. Cryopak products are also available at many fine retailers across North America and are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™.

 “We’re pleased that national retailers continue to see the saleability of our product line. In this segment of our business, we’re focused on expanding the number of retailers that carry our growing family of products,” stated Mr. Raj Gill, Cryopak’s Vice President of Sales.

Cryopak also announced the launch of its new website at www.cryopak.com, which contains a direct link to the Cryopak page on Amazon. “Our new website will assist us in marketing to consumer and commercial customers alike. And, it does a better job of explaining to investors what we do as a company, and what direction we are going in,” added Mr. Carsky, Cryopak’s President and CEO.

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes. Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

      ir@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.